Exhibit 99.1

news release

Encana reports first quarter 2013 results

For Immediate Release

Calgary, Alberta (April 23, 2013) TSX, NYSE: ECA

In the first quarter of 2013 Encana achieved significant milestones in a number of its oil and liquids rich natural gas plays including strong well results from the Duvernay and Peace River Arch plays and confirmation of the commerciality of its San Juan play. Solid operational performance resulted in a 48 percent increase in oil and natural gas liquids (NGL) volumes with average production rising to 43,500 barrels per day (bbls/d) in the first quarter of 2013 compared to 29,300 bbls/d in the first quarter of last year. Encana’s average natural gas production volumes for the first quarter were 2,877 million cubic feet per day (MMcf/d).

“We are pleased with the progress made to date in a number of our emerging plays and the growth in our overall liquids production,” says Clayton Woitas, Interim President & CEO. “Proving the commercial success of emerging plays is one of our main goals this year and we intend to do so while preserving the financial strength and flexibility of the company.”

Encana generated $579 million in cash flow, or $0.79 per share, in the first quarter of 2013 and operating earnings were $179 million or $0.24 per share. The company reported a first quarter net loss of $431 million largely due to mark-to-market accounting of the company’s unrealized risk management position and a non-operating foreign exchange loss. Encana finished the quarter with approximately $2.9 billion in cash and cash equivalents and expects to finish the year with approximately $1.5 billion to $2.0 billion of cash and cash equivalents.

“Our focus remains on reducing costs and increasing our profitability,” says Woitas. “Through the first quarter we identified several areas where we can become more efficient in our business. We expect the cost reduction efforts we’ve made at the beginning of this year to have an impact on our financial results during the second half of the year.”

Search for Next President & CEO Progressing

The selection committee in search of Encana’s next President & CEO, made up of Board Chairman David O’Brien, Clayton Woitas and Suzanne Nimocks, Chair of the Human Resources and Compensation Committee, has created a short list of external and internal candidates and interviews for the position have commenced. The committee plans to complete its search by the end of June. The Board has endorsed a plan for Mr. O’Brien to continue in his current role and step down as Chairman after a new President & CEO is firmly in place. At that time, Clayton Woitas will move into the Chairman’s role.

Striving to be the Most Efficient Developer of Natural Gas

“During my time as Interim President & CEO, I have had the opportunity to see firsthand the ingenuity of the people at Encana and their commitment to making this company the most efficient producer of natural gas in North America,” adds Woitas. “I have a stronger appreciation for the suite of world class assets Encana holds and I’m optimistic about the future of this company.”

“While we are adding diversity to our commodity and cash flow mix, Encana’s primary business is natural gas and we will succeed over the long-term by striving to improve capital efficiency and lower costs across our portfolio of assets,” says Woitas.

Update on Operations

During the quarter Encana continued to focus development on its oil and liquids rich natural gas plays. The company expects that total liquids production will increase from an exit rate of about 37,000 bbls/d at the end of 2012 to between 70,000 bbls/d and 75,000 bbls/d by the end of 2013 with the growth driven from well-established commercial plays such as the Peace River Arch, Jonah, Piceance, DJ Basin and Bighorn. The projected growth only includes minimal volumes from the portfolio of emerging plays.

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“Until our emerging plays are proven to be commercial, we are taking a conservative approach to forecasting volume growth,” says Woitas. “That being said, we have taken some positive strides in the development of our emerging plays this quarter.”

Operational highlights in the quarter:

•	Encana started production from the strongest industry well to date in the liquids rich Duvernay play with a restricted 30 day initial production rate of 1,400 bbls/d and 4.0 MMcf/d of natural gas. The company is in the early stages of its Duvernay development with its joint venture partner, a subsidiary of PetroChina Company Limited. Initial test results have exceeded the company’s expectations and a multi-year development plan is in place that has the potential to significantly lower drilling and completion costs. Field condensate yield results are within a range of 45 to 350 barrels per million cubic feet (bbls/MMcf) of natural gas production.

•	In the Peace River Arch play, Encana completed a six well pad at Gordondale producing oil at a rate of 7,000 bbls/d during initial testing. Also in the Peace River Arch, a three well pad was tested in the Pipestone area that flowed at a rate of about 1,000 bbls/d of field condensate during initial testing.

•	In the Clearwater area, Encana drilled 26 net oil wells in the first quarter. Total liquids production from the area is expected to average about 8,700 bbls/d in 2013.

•	Encana has determined that its core acreage in the San Juan Basin has reached commerciality with 2013 production expected to reach over 1,700 barrels of oil equivalent per day (boe/d) in the play. The company is in the process of adding to its current 166,000 net acres. The last five wells the company completed have initial 30 day production rates ranging from 150 boe/d to 700 boe/d with 80 percent oil and current well costs average approximately $5.0 million to $6.0 million per well. Encana is running two rigs in the play and may add an additional rig by year-end.

•	In April, the State of Mississippi approved a severance tax reduction that reduces the tax rate from 6.0 percent to 1.3 percent on new horizontal wells commencing production on or after July 1, 2013 for the first 30 months of production of a well. This five year program supports the pursuit of commerciality by positively impacting Encana’s economics for the emerging Tuscaloosa Marine Shale (TMS) play. With six wells producing in the TMS and two additional wells expected to begin production in the second quarter of 2013, the company is gaining confidence in the potential of the play as it nears commerciality.

•	With initial results of the 2013 Niobrara Horizontal program in the DJ Basin, Encana is expecting to grow oil production in the area from 3,800 bbls/d to approximately 6,100 bbls/d by the end of 2013. Total liquids production from the play is expected to average about 8,200 bbls/d for the year.

Encana Added to its Risk Management Program in the Quarter

At March 31, 2013, Encana has hedged approximately 1,515 MMcf/d of expected April to December 2013 natural gas production using NYMEX fixed price contracts at an average price of $4.39 per thousand cubic feet (Mcf), approximately 1,498 MMcf/d of expected 2014 production at an average price of $4.19 per Mcf and approximately 825 MMcf/d of expected 2015 production at an average price of $4.37 per Mcf. In addition, Encana has hedged 15,000 bbls/d of expected April to December 2013 oil production at a WTI equivalent price of $98.08 per barrel and approximately 5,800 bbls/d of expected 2014 oil production at a WTI equivalent price of $93.80 per barrel.

Other Activities in the Quarter

•	The company amended its dividend reinvestment plan (DRIP). Beginning in the second quarter of 2013, Encana’s Board of Directors has determined that all common shares distributed to participating shareholders pursuant to the DRIP will be newly issued from Encana’s treasury at a discount of two percent. The two percent discount will remain in effect for all cash dividends that may be declared by Encana’s Board of Directors until otherwise announced by Encana.

•	Encana commissioned its Cavalier liquefied natural gas (LNG) facility, the first LNG facility in Alberta, Canada. The Cavalier LNG facility will play a key role in providing an alternative fuel for heavy-duty transportation including rail and long-haul trucking in the province.

•

Encana received the President’s Award in the Canadian Association of Petroleum Producers’ (CAPP) 2013 Responsible Canadian Energy Awards, the association’s top honour, in recognition of the company’s commitment

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to exceptional environmental, health and safety and social performance. Encana’s Responsible Products Program, a company-wide program to manage chemical additives used in hydraulic fracturing, was cited as one of the reasons for the CAPP award.

Dividend Declared

On April 22, 2013, the Board declared a dividend of $0.20 per share payable on June 28, 2013 to common shareholders of record as of June 14, 2013.

First Quarter Highlights

Financial Summary

(for the period ended March 31) ($ millions, except per share amounts)	Q1 2013	Q1 2012
Cash flow[1]	579	1,021
Per share diluted	0.79	1.39
Operating earnings[1]	179	240
Per share diluted	0.24	0.33
Earnings Reconciliation Summary
Net earnings (loss)	(431)	12
After tax (addition) deduction:
Unrealized hedging gain (loss)	(266)	45
Non-operating foreign exchange gain (loss)	(101)	86
Income tax adjustments	(243)	(359)
Operating earnings[1]	179	240
Per share diluted	0.24	0.33

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary

(for the period ended March 31) (after royalties)	Q1 2013	Q1 2012%
Natural gas (MMcf/d)	2,877	3,272	-12
Liquids (Mbbls/d)	43.5	29.3	48

First Quarter Natural Gas and Liquids Prices

	Q1 2013	Q1 2012
Natural gas
NYMEX ($/MMBtu)	3.34	2.74
Encana realized gas price[1] ($/Mcf)	3.86	4.58
Oil and NGLs ($/bbl)
WTI	94.36	103.03
Encana realized liquids price[1]	69.45	83.77

1	Realized prices include the impact of financial hedging.

A conference call and webcast to discuss the first quarter results will be held for the investment community today at 11 a.m. MT (1 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4 p.m. ET on April 23 until midnight April 30, 2013 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 27369990. Media are invited to attend the conference call in a listen-only mode.

Encana’s Annual Meeting of Shareholders is being held today (Tuesday, April 23) at Hotel Arts, Spectrum Ballroom, 119 – 12 Avenue S.W., Calgary, Alberta, beginning at 2 p.m. MT (4 p.m. ET). Live audio webcasts of the conference call and the Annual Meeting of Shareholders, as well as presentation slides from the Annual Meeting, will also be available on Encana’s website, www.encana.com, under Investors/Presentations & Events. The webcasts will be archived for approximately 90 days.

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Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.

•	Operating earnings is a non-GAAP measure defined as net earnings excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, foreign exchange gains/losses, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION—Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.

30-day initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: ability to reduce costs and increase profitability, including the amounts of possible general and administrative, indirect costs, and capital and operating cost reductions and their expected impact on financial results in the second half of the year; expected date to complete search for President & CEO; expected amount of cash and cash equivalents by year end; achieving 2013 Corporate Guidance, including having financial flexibility; successful exploration and delineation of the company’s emerging NGL and oil plays; expected total liquids production exit rate at the end of 2013; and number of wells to be drilled and well locations, expected liquids production, estimated average total well cost, expected costs reductions, and future developments in the various emerging NGL and oil plays, including proving commerciality of these plays.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These

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assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on the company’s operations and financial condition and the value and amount of its reserves; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; risk that the company may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in the company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of the company not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect the company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio.

Forward-looking information respecting anticipated 2013 cash flow for Encana is based upon, among other things, achieving average production for 2013 of between 2.8 Bcf/d and 3.0 Bcf/d of natural gas and 50,000 bbls/d to 60,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $3.75 per Mcf and WTI of $95 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $1.00 and a weighted average number of outstanding shares for Encana of approximately 736 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Lorna Klose	Jay Averill
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4747

Patti Posadowski
Advisor, Investor Relations
(403) 645-2252

SOURCE: Encana Corporation

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